UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                              (Amendment No. 12)*


                           Tikcro Technologies, Ltd.
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                                (Name of Issuer)

                 Ordinary Shares, NIS $.10 par value per share
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                         (Title of Class of Securities)

                                   M8789G100
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                                 (CUSIP Number)

                               Steven N. Bronson
                             Catalyst Financial LLC
                              100 Mill Plain Road
                           Danbury, Connecticut 06811

                                with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                            Commack, New York 11725
                                 (631) 499-6000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 30, 2008
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            (Date of Event which Requires Filing of This Statement)

-------------------------

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. M8789G100             SCHEDULE 13D
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1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Steven N. Bronson
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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  NUMBER OF       7    SOLE VOTING POWER

   SHARES              1,198,755
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER

  REPORTING            1,198,755
                  --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER

    WITH               0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,198,755
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.9%
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14  TYPE OF REPORTING PERSON (See Instructions)

    IN
--------------------------------------------------------------------------------

CUSIP No. M8789G100             SCHEDULE 13D


Item 1. Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the Ordinary Shares NIS $.10 par value ("Ordinary Shares") of Tikcro Technologies, Ltd. (the "Issuer"), remains in full force and effect. The Issuer's principal executive office is located at 126 Yigal Allon Street, Tel Aviv 67443, Israel. The Issuer has disclosed that as of December 31, 2007, the Issuer had 8,055,466 Ordinary Shares issued and outstanding.


Item 2. Identity and Background.

    (a) This Amendment No. 12 to Schedule 13D is filed on behalf of Steven N. Bronson.

    (b) Mr. Bronson's business address is 100 Mill Plain Road Danbury, Connecticut 06811.

     (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Securities Exchange Act of 1934. The principal place of business of Catalyst is 100 Mill Plain Road Danbury, Connecticut 06811. Mr. Bronson is also the trustee of the Catalyst Financial LLC Profit Sharing Plan Cash Balance Plan F/B/O Steven and Kimberly Bronson (the "CBP Plan") which also maintains its office at 100 Mill Plain Road, Danbury, Connecticut 06811.

     (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

    Not applicable.


Item 4. Purpose of Transaction.

    On October 30, 2008, Mr. Bronson sent a letter to the Board of Directors of the Issuer (the "Letter") stating, among other things, that (1) Mr. Bronson believed that the Issuer is being mismanaged and that the interests of the shareholders have been compromised; and (2) that Mr. Bronson plans to ask for a general meeting assembled, in order to submit to the vote of the Company's shareholders a proposal to wind-up of the affairs of the Company and the liquidation of the Company, including a distribution of the Company's cash to its shareholders and an in kind distribution of the Company's investment in BioCancell to the shareholders. The above is only a summary of the contents of the Letter and readers are referred to the Letter, a copy of which is attached as an Exhibit to this Schedule 13D.

     Mr. Bronson acquired the Ordinary Shares of the Issuer for investment purposes. Mr. Bronson may, for his own account or the CBP Plan: (i) increase or decrease his beneficial ownership of Ordinary Shares or other securities of the Issuer, (ii) sell all or part of his shares of Ordinary Shares in open market or privately negotiated sales or otherwise, or (iii) make further purchases of shares of Ordinary Shares or other securities of the Issuer through open market or privately negotiated transactions or otherwise. Mr. Bronson has not reached any decision with respect to any such possible actions. If Mr. Bronson does reach a decision to undertake any of the above described possible actions, he will, among other things, timely file an appropriate amendment to this Schedule 13D.


Item 5. Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 1,198,755 shares of the Issuer's Ordinary Shares, representing approximately 14.9% of the total shares of Ordinary Shares issued and outstanding. The securities of the Issuer beneficially owned by Mr. Bronson include (1) 1,099,083 Ordinary Shares held jointly by Mr. Bronson and his spouse and (2) 99,672 Ordinary Shares held by the CBP Plan.

      (c) The following open market transactions were effected by Mr. Bronson since his most recent filing of a Schedule 13D:

                    Buy/          Number        Price
Trade Date          Sell         of Shares      Per Share
---------------------------------------------------------
2/19/2008           Buy          16,965         $1.04
2/22/2008           Buy           1,000         $1.05
2/25/2008           Buy           3,200         $1.078
2/26/2008           Buy           1,300         $1.10
3/14/2008           Buy           5,166         $1.03
3/17/2008           Buy          15,000         $1.03

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

    (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    None.


Item 7. Material to be Filed as Exhibits.

    None.


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2008

                                              /s/ Steven N. Bronson
                                              ---------------------------------
                                              STEVEN N. BRONSON


    Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).

                                                                         Exhibit



Zvika Barak, Advocate & Solicitor*
Elad Man, Advocate & Solicitor*

Members of the Israel Bar & The Law           MAN-BARAK
Society of England and Wales             ADVOCATES& SOLICITORS

LL.B., M.B.A.                       In association in England with
                                             McFADDENS LLP

                   Menachem Begin St. (Gibor Sport Building) Ramat Gan Israel
                            Tel: +972-3-6114485  Fax: +972-3-6114486
                            e-mail Barak: advbarak@zbarak-law.co.il
                                e-mail Man: elad@man-barak.com



                                                                October 30, 2008

BY REGISTERED MAIL & FAX: +972-3-694-8684

Dear Sir

TIKCRO TECHNOLOGIES LTD - MISCONDUCT AND DEMAND FOR ACTIONS

We act for Mr. Steven N. Bronson in connection with his holdings in Tikcro Technologies Ltd. (the "Company"). As you know Mr. Bronson is the beneficial owner of 1,156,124 shares of the Company's Ordinary Shares, representing approximately 14.6% of the Company's issued and outstanding Ordinary Shares.

For a long time now, our client has felt that the affairs of the Company have been mismanaged. This concern was brought to your attention by our client on several occasions in the past. However, you and the Board have repeatedly rejected and refused to act on several proposals propounded by Mr. Bronson.

Our client believes that many actions and omissions by the Board have made it clear that the interests of the Company and the shareholders have been compromised. Additionally, based on the historical conduct of Mr. Izhak Tamir and Mr. Eric Paneth in their dealings with the securities of the Company and its former parent company, it appears that Messrs. Tamir and Paneth are acting in coordination as a group in connection with the securities of the Company, pursuant to a formal or informal agreement. We submit that such coordinated action by Messrs. Tamir and Paneth, which has not been disclosed to the public, bares many consequences as you may know.




                 Associated Office - McFaddens LLP, City Tower,
                 40 Basinghall Street, London EC2V 5DE England
               Tel: +44 (0)20 7588 9080 Fax: +44 (0)20 7588 8988

                Regulated by the Solicitors Regulation Authority

                           website: www.man-barak.com

Without limiting the foregoing or any right of Mr. Bronson (or any shareholder), please be advised that the statement in the Company's most recent Form 20-F filing that "Messrs. Paneth and Tamir are not party to a shareholders agreement" is materially misleading (if not literally false) and cannot be relied upon by the Board in connection with any matter raised herein.

Moreover, despite several requests by our client, the Company has failed to disclose the full details of Mr. Aviv Boim's compensation package with the Company. It is clear that any withholding of information regarding any compensation given Mr. Boim is a violation of our client's right to information as a shareholder of the Company. You are hereby requested to supply our client with the full details regarding any compensation given to Mr. Boim in connection with his employment with the Company as well as any compensation Mr. Boim received from the Company based on the termination of his employment with the Company.

Please be advised that it is our client's view, in light for the current circumstances of the Company, including the current stock price and the conduct of the Board, that there are substantial causes to apply for the liquidation of the company. In reliance on Section 257 of the Company Order, our client plans to execute his right to apply for such liquidation.

Based on the foregoing and in accordance with Section 63(b)(2) of the Companies Law, which states that a general meeting of a company will be recalled at the request of a shareholder, holding al least 5% of the voting rights of the company or a shareholder holding at least 5% of the subscribed capital of the company and 1% of the voting rights. Mr. Bronson beneficially owns 14.6% of the voting rights and 14.6% of the subscribed capital of the Company. Mr. Bronson plans to ask for a general meeting assembled, in order to submit to the vote of the Company's shareholders a proposal to wind-up of the affairs of the Company and the liquidation of the Company, including a distribution of the Company's cash to its shareholders and an in kind distribution of the Company's investment in BioCancell to the shareholders.

Please be advised that this letter is to be considered a demand within the meaning of section 194 of the Companies Law.

Please contact the undersigned if you have any questions concerning the above.

Yours faithfully

/s/ ELAD MAN
ELAD MAN, Advocate

CC: Adam M. Klein, Advocate - Goldfarb, Levy, Eran, Meiri, Tzafrir & Co. 2 Weizmann Street, Tel Aviv 64239, by registered mail and fax:+972-3-6089855